PRESS RELEASE
-------------

FINAL FOR RELEASE

        NAVIOS MARITIME HOLDINGS INC. APPOINTS TED PETRONE AS PRESIDENT

PIRAEUS, GREECE, September 26, 2006 - Navios Maritime Holdings Inc. ("Navios")
(NASDAQ: BULK, BULKU, BULKW), a vertically integrated global shipping company specializing in the dry-bulk shipping industry, is pleased to announce the promotion of Ted Petrone to the position of President of Navios Corporation.
Navios also announces that Robert Shaw has announced his retirement from the position of President, effective September 30, 2006.

Ms. Frangou remarked, "While we will miss Robert's positive influence in the daily conduct of our business, I am excited about the addition of Ted to the senior management team, who will help us continue to execute on our strategy. We are also uniquely fortunate that Robert will continue to serve as a member of
Navios's Board, where, among other things, he will assist Navios in building a
South American logistics business."

Mr. Petrone will head Navios' worldwide commercial operations. Mr. Petrone served in the Maritime Industry for 29 years, of which 26 were with Navios.
After joining Navios as an assistant vessel operator, Mr. Petrone worked at
Navios in various positions. For the last fifteen years, Mr. Petrone was responsible for all the aspects of the daily commercial Panamax activity, encompassing the trading of tonnage, derivative hedge positions and cargoes. Mr.
Petrone graduated from New York Maritime College at Fort Schuyler with a B.S. in
Maritime Transportation. He served as a third Mate aboard U.S. Navy (Military
Sealift Command) tankers for one year.

ABOUT NAVIOS MARITIME HOLDINGS INC.

Navios is a vertically integrated global seaborne shipping company, specializing in the worldwide carriage, trading, storing, and other related logistics of international dry bulk cargo transportation. For over 50 years, Navios has worked with raw materials producers, agricultural traders and exporters, industrial end-users, ship owners, and charterers. Navios also owns and operates a port/storage facility in Uruguay and has in-house technical ship management expertise. Navios maintains offices in Piraeus, Greece, South Norwalk,
Connecticut and Montevideo, Uruguay. Navios's stock is listed on the NASDAQ's
National Market System where its Common Shares, Units and Warrants trade under the symbols "BULK", "BULKU", "BULKW." Risks and uncertainties are described in reports filed by Navios Maritime Holdings Inc. with the United States Securities and Exchange Commission.

SAFE HARBOR

This press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 about Navios Maritime
Holdings Inc. (Navios). Forward looking statements are statements that are not historical facts. Such forward-looking statements, based upon the current beliefs and expectations of Navios's management, are subject to risks and uncertainties, which could cause

actual results to differ from the forward looking statements. The information set forth herein should be read in light of such risks. Navios does not assume any obligation to update the information contained in this press release.

PUBLIC & INVESTOR RELATIONS CONTACT:
Navios Maritime Holdings Inc.
Investor Relations
212-279-8820
investors@navios.com
--------------------

                                      # # #